NOVAWEST

NovaWest Resources Inc.

RECEIVED

2008 APR -3 A 11: 23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08001660

News Release

For Immediate Release

NOVAWEST RESOURCES INC. CHANGE NAME

Vancouver, BC – Friday, March 28th 2008, 4:15 p.m. PDT

Novawest Resources Inc. (TSX.V Symbol – NVE, Frankfurt Symbol – NWN), and its Board of Directors are pleased to announce that pursuant to a resolution passed by shareholders on January 24, 2007, the Company has changed its name as follows. There is no consolidation of capital.

Effective at the opening on April 2, 2008, the common shares of Apella Resources Inc. will commence trading on the TSX Venture Exchange, and the common shares of Novawest Resources Inc. will be delisted.

Capitalization: Unlimited shares with no par value of which 92,224,350 shares are issued and outstanding.

Escrow: Nil escrowed shares

PROCESSED

APR 18 2008 E

THOMSON FINANCIAL

SUPPL

Transfer Agent: Pacific Corporate Trust Company

Trading symbol: APA (new)

Cusip No.: 037530102 (new)

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"

Patrick D. O'Brien – Chairman

Novawest invites the public to visit its "NEW" website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN

Suite 1600, The Bower Building, 543 Granville Street, *Vancouver, British Columbia* Canada V6C 1X8

Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.novawest.com • novawest@novawest.com

END